

December 29, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Archer Investment Series Trust
        Issuer CIK: 0001477491
        Issuer File Number: 333-163981 / 811-22356
        Form Type: 8-A12B
        Filing Date: December 29, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Archer Growth ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications